Filed by Kansas City Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 333-257298

Date: August 23, 2021

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR WHITE PROXY CARD TODAY!

Fellow KCS Stockholder,	August 23, 2021

Last week, we convened and adjourned the Kansas City Southern (“KCS”) Special Meeting of Stockholders (the “Special Meeting”) to vote on our pro-competitive, end-to-end merger with Canadian National Railway Company (“CN”) until 9:00 a.m., Central Time, on September 3, 2021.

In brief, reconvening the Special Meeting will give you and the KCS Board of Directors time to receive and consider the Surface Transportation Board’s (“STB”) decision regarding the joint motion by CN and KCS for approval of the voting trust. The STB previously announced that it expects to issue a decision on the use of the CN voting trust no later than Tuesday, August 31, 2021.

KCS stockholders will receive the full merger consideration, consisting of a cash payment of $200 and 1.129 shares of CN common stock for each KCS common share, promptly upon the closing of the voting trust, which is also subject to receipt of KCS stockholder approval and Mexican regulatory approvals. This cash and stock consideration represents an implied 45%1 premium for your KCS shares and the opportunity to participate in the upside of the combined company.

Our combination with CN will create the premier railway for the 21st century and offers unparalleled opportunities and benefits for customers, employees, stockholders, the environment and the North American economy. Together with CN, we will:

•	Bring together highly complementary networks to benefit all stakeholders;

•	Enhance competition by powering the resurgence of North America’s industrial and agricultural corridors;

•	Create more optionality for customers to shop for the best price and service combination through our commitment to keeping CN and KCS major rail gateways open both physically and commercially;

•	Enable shippers to connect with other Class I carriers across the combined network; and

•	Deliver significant value to you upon stockholder approval and subsequent closure into CN’s voting trust.

KCS and CN are confident that the voting trust, which is identical to the voting trust the STB approved for Canadian Pacific Railway Limited (“CP”), based on the record before the STB, meets all the standards and the public interest test set forth by the STB and strongly believe that it should be approved.

The KCS Board of Directors unanimously recommends that KCS stockholders vote the WHITE proxy card today “FOR” the combination with CN and other proposals. Simply discard any Blue proxy card you may receive from CP. If you have already voted on a Blue proxy card and intend to now vote “FOR” the CN transaction, please vote again using a WHITE proxy card. Only your latest dated proxy card counts.

[1]	Based on KCS closing NYSE share price on March 19, 2021, last market date prior to CP deal announcement.

Please Vote Today to Ensure Your Vote is Counted!

Your Vote is Extremely Important No Matter How Many Shares You Hold!

All stockholders who owned KCS common stock and KCS 4% non-cumulative preferred stock as of the close of business on July 1, 2021 will continue to be entitled to vote their shares at the Special Meeting.

The fastest and easiest way to vote is via internet. Simply follow the instructions on the enclosed proxy card, voter instruction form or email as soon as possible. You may also sign, date, and mail your WHITE proxy card in the postage-paid envelope provided.

KCS’ definitive proxy materials can be found on the SEC’s website at www.sec.gov and were previously made available to all stockholders eligible to vote at the Special Meeting, which will be accessible at meetings.computershare.com/MUKQC2H. Registered stockholders may attend the reconvened Special Meeting at 9:00 a.m., Central Time on September 3, 2021 and vote by following the instructions on their WHITE proxy card. Beneficial holders may attend and ask questions by joining the Special Meeting as a Guest. Beneficial holders who would like to vote at the Special Meeting must register in advance with Computershare, using the following instructions:

To request access to the Special Meeting via email, please send an image of your legal proxy or forward the related message from your broker to legalproxy@computershare.com. Upon receipt of your request, Computershare will provide you with a control number that will allow you to access the Special Meeting. All requests must be received by 9:00 a.m., Central Time, on September 1, 2021.

Any questions related to the Special Meeting or the voting of shares should be directed to our proxy solicitor, MacKenzie Partners, toll-free at (800) 322-2885 or at (212) 929-5500. You may also email KSU@mackenziepartners.com.

We look forward to the successful completion of our combination with CN. Thank you for being a KCS stockholder and for your continued support.

Sincerely,

Robert J. Druten	Patrick J. Ottensmeyer
Chairman of the Board	President

For more information on CN’s pro-competitive combination with KCS, please visit

www.ConnectedContinent.com.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please call MacKenzie Partners at the phone numbers or email address listed below.

KSU@mackenziepartners.com

(800) 322-2885 or (212) 929-5500

Forward Looking Statements

Certain statements included in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN and KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Important risk factors that could affect the forward-looking statements in this document include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United

States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This document is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This document is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.